
06014115

Theralase™ Technologies Inc.

Healing at the Speed of Light™

First Quarter Report
31 March 2006

Theralase™ Technologies Inc. *Photo-Dynamic Therapy*

3080 YONGE STREET • SUITE 5004 • BOX 60 • TORONTO • ONTARIO • CANADA • M4N 3N1
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail:theralase@atlantor.com

National Instrument 51-102; Continuous Disclosure Regulation

Management's Discussion and Analysis
Financial Condition and Operations

For the Period Ending 31 March 2006

General Introduction

The following Management's Discussion and Analysis ("MD&A") of **Theralase Technologies Inc**. (the "Company") for the interim period ending as of 31 March 2006 should be read in conjunction with the audited Consolidated Financial Statements of the Company, and the Notes thereto, for the fiscal year ending 31 December 2005 which have been filed herewith pursuant to the provisions of National Instrument 51-102. Copies of the further relevant financial documents, and earlier corporate filings to date, may also be referenced on the regulatory filings website -- **www.SEDAR.com.** This MD&A has been prepared as at 19 May 2006.

The Company's common shares are listed for trading on the TSX Venture Exchange **(Symbol : TLT)** -- and on the U.S. **OTC BB (Symbol : TLTFF).**

Company Profile

The Company is engaged in the design, development, manufacture and sale of innovative, proprietary, super-pulsed, therapeutic medical laser equipment for diverse medical rehabilitation applications in the rapidly expanding field of Low Level Laser Therapy ("LLLT"). The Company's medical lasers direct photon or light energy into the human and animal muscular skeletal structure to bio-stimulate, alleviate and accelerate the normal healing process for a wide range of pain conditions. The Company's technology platform is focused on diverse market-oriented applications in a broad range of healthcare sectors -- firstly, for non-invasive pain management, control and therapy applied to treat neural muscular skeletal conditions, arthritic and rheumatologic disorders; and secondly, to bio-stimulate and accelerate wound care and healing, including wound healing, non-healing fractures, bone regeneration and for osteoporosis conditions.; and thirdly, combining proprietary metallic complexes with the photo-dynamic lasers (the Company's proprietary Bio-Feedback Laser System) to attack specifically-targetted cancerous growths.

Recent Significant Events

The Company is actively researching and developing patented and proprietary biofeedback laser technology, in collaboration with the renowned Toronto cancer research facilities at the Princess Margaret Hospital of the University Health Network ("UHN"), to precisely control the delivery of laser light energy to tissue depth, by providing a closed-loop biofeedback system for the Company's technology and bringing LLLT to a new mainstream standard. Now in the final prototype development stage, the Theralase proprietary, patented device, designated as the "Biofeedback System," is designed to provide measurement of the sub-dermal depth and energy of laser light input, including the monitoring and more precise control of the laser energy input.

This unit is intended to accurately measure the sub-dermal penetration of the laser light energy beam.

This device can also be employed as a sensing system to locate and act upon the precise location of the body pain centers or other anomalous growths -- including cancer tumours, in combination with Photo Dynamic Metallic Compounds (PDC's) -- and to indicate the depth of the trauma or damage to the body tissue, cartilage, joints or bone structure. These innovative laser devices, when fully developed, may also be employed as a diagnostic tool by providing depth measurements within the body mass which may more accurately locate anomalous tumours and other abnormalities; this application may also facilitate surgical laser procedures. Additional healthcare and medical applications for the range of Theralase bio-feedback unit capabilities are now in the laboratory evaluation stage.

The Company is also pursuing the development of highly innovative, proprietary and patented PDC's and PDT laser equipment, in conjunction with the UHN, and with the patented technology held under an exclusive, long-term license and collaborative R&D agreement with Virginia Tech ("VT") of Blacksburg, Virginia, a well known research university with many years of specialized expertise in the advanced chemistry of supramolecular metallic complexes that can be employed in cancer therapy applications. The respective proprietary and patented technologies, now held by VT and Theralase, jointly combine to attack and destroy cancerous tissue growths that are targetted with injected, specially-formulated mixed-metal supramolecular complexes that are designed to concentrate in anomalous tumorous areas.

As of 11 May 2006, the Company completed a formal Research Agreement with VT covering the design, formulation and advanced development of a series of supramolecular complexes (PDC's) that will be injected sub-dermally and target anomalous cancer tumours that will then be activated and attacked by the Theralase PDT laser units to destroy the cancer cells. The supramolecular compounds will be available from VT in three phases; the first on or about June 15; the second on or about July 30; and the final formulation about September 30. Concurrently, the special compounds will be optimized as to efficacy during the course of the small animal cancer therapy trials set to commence the second half of this year.

Further background, concentrating on the long established Theralase pain therapy capabilities -- including testimonials on our laser unit's proven, effective role in non-invasive pain management and therapy -- can be referenced on the comprehensive corporate website -- **www.theralase.com.**

The Company is moving to capitalize on the issue, over recent months, of the comprehensive portfolio of market-focused intellectual property rights and the completion of related regulatory registrations and filings. These requirements are all essential preconditions to a successful U.S. sales and distribution program. Included are the receipt of the U.S. FDA approval for U.S. marketing of Theralase therapeutic medical laser equipment -- and the issue, by the American Medical Association, of the U.S. medical insurance reimbursement code number for Theralase treatment procedures.

The Company's Laser Technology Platform

The following are particulars on the material developments that Management considers can be employed to accelerate corporate growth in the near to medium term:

- As of March 2006, the American Medical Association advised the Company that U.S. medical insurance reimbursement procedures for Theralase laser therapy would be reported by practitioners under CPT (Common Practice Terminology) Code No. 97039.

- In December 2005, U.S. Patent No. 6,962,910 was issued on the special metallic complexes employed in the Company's proprietary photo-dynamic cancer therapy research program. The proprietary metallic complexes, which are sub-dermally injected to specifically target cancerous growths, are designed to be activated by Theralase laser-generated light energy to attack and destroy active tumours. Rights to this technology are held by the Company under the long term Technology License Agreement with VT which extends for 20 years beyond the expiry of the last patent issued under the terms of this Agreement.

- Theralase, in collaboration with VT and Toronto's renowned UHN cancer research facilities at Princess Margaret Hospital, will commence clinical evaluation of a range of proprietary mixed metallic compounds during the 2nd half of 2006. If these pre-clinical trials successfully demonstrate proof-of-concept of the safety and efficacy of the mixed metal complexes, following in-vitro and in-vivo analyses when they are laser-activated in small animal trials -- and eventually, human clinical trials -- a program of clinical trails leading to the eventual commercialization of the PDC and PDT technologies will then be slated.

- In late 2005, at the 230th Annual Meeting of the American Chemical Society held in Washington, D.C., the VT research team announced that they were successful in enhancing the physical characteristics and operational capabilities of the developed metallic complexes designed to attach to the anomalous cancer cells, thus providing more efficient activation by the Theralase laser technology. The VT researchers have developed a series of metallic complexes designed to more efficiently absorb and process the Theralase light energy that will activate the complexes designed to destroy the targeted cancer cells.

- In July 2005, the Company received U.S. FDA approval for the U.S. marketing of its Theralase therapeutic medical laser systems. The FDA approval of the high-end NHN-designated Theralase laser system marks the first FDA approval of a higher powered, super-pulsed therapeutic laser system in this category -- and the first therapeutic laser system approved by the FDA for chronic knee pain. The overriding competitive advantage of the Theralase NHN laser technology is its deeper, and thus more effective, sub-dermal penetration capabilities. The material economic advantage of Theralase equipment for healthcare practitioners is that its NHN rating can more readily qualify for higher multiples of medical insurance reimbursement than that accorded the limited scope of pain relief from the low-end ILY- designated topical "heat lamps" which can only claim "temporary relief of joint and muscle pain."

- The Company's U.S. Patent No. 6,413,267 covers the proprietary design of a therapeutic laser device capable of delivering, controlling and monitoring in real time the Theralase super-pulsed therapeutic laser system. The European Patent Office ("EPO") accepted the concurrent Company application for patent registration in the European Union ("EU") -- and has granted EPO Patent No. 1075854. Early last year, the Company

validated the EPO patent in a select list of the major EU national economies; Germany, France, the U.K., Italy, Spain and Belgium.

- The Company continues to enhance its production capabilities and quality standards (elevating its ISO 9001 rating with the award of the coveted ISO 13485 quality rating -- the highest international medical device quality standard) to meet the stringent, recently upgraded, regulatory standards for medical device manufacturing. Theralase is subject to an ongoing audit to upgrade its present ISO-13485:1996 designation to the ISO-13485:2003 designation, expected about June 2006.

- The Company' has expanded its inventory of intellectual property rights with its new and effective trademark, now in widespread use -- "**Healing at the Speed of Light** ™" Full registration is pending in Canada, the United States and Europe.

- Following our FDA approval, the Company entered into a 10-state U.S. sales and distribution agreement with KO-Laser Inc. of Indianapolis, Indiana, an experienced medical orthopaedic device distribution firm supplying the orthopaedic surgeon healthcare sector -- which will facilitate the entry of the Theralase laser system into the mainstream U.S. medical market. The thrust of our U.S. marketing program derives from the FDA-NHN designation of the Theralase system which signifies its capability for increased sub-dermal penetration of the applied laser light energy.

Overview of Financial Performance

During the period under review (first quarter ending 31 March 2006), the Company's financial performance and its operating results reflected expanding production and sales of the Theralase therapeutic laser system. The Company first reached the key milestone of initial bottom-line profitability in the 2004 fiscal year, which was repeated in the 2005 fiscal year -- and into the period under review. The cash flow financial results have established our strong financial credentials for an emerging biotech business. Research and development planning to expand the Company's product line is also a corporate priority (see "Outlook" below).

Results of Operations

For the period under review, gross revenues totaled $334,344, a 69% increase over the $197,706 in revenues reported for last year's period. Cost of sales for the current period was $69,929, resulting in a gross margin, before expenses, of $265,415 -- for an operating margin of 79%, compared with a 75% margin last year. Operating expenses for the period were $193,091, resulting in net income, after minor special items, of $74,519, compared with a net loss of $8,474 for the prior year's comparable period. The reportable operating profit (loss) on a per share basis, for both the current and previous year periods, was effectively break-even (less than one cent per share).

Assets (other than Cash and Equivalents)

The Company holds essential and valuable intellectual and research property rights and assets, including: patents, trademarks, research, development and related costs, with a sizeable investment in the clinical trials and administrative costs of the regulatory filing and approval process with the FDA and for other regulatory and filing procedures (see "Company Profile" above). The depreciated book value, essentially their depreciated cost, aggregate approximately $930,621, to which is added $1,861,000 in goodwill provisions. Management considers that the

conservative value of the Company's intellectual and related property rights and assets now aggregate in excess of $4-million, still considerably below their estimated replacement cost.

In November 2005, the Company divested its long term ownership position in the Tambao manganese asset in Burkina Faso (French West Africa). The property was held through a 1992 Convention (Contract) entered into with the Burkina Faso Government. The project has been maintained in a care-and-maintenance status since the late 1990's. High fuel and energy costs, a serious longer term economic negative, have made mining operations in this remote region unfeasible for the foreseeable long term future. This transaction terminated the Company's responsibility for all further operating and property maintenance costs and for any future expenses, commitments and other obligations.

Liquidity and Capital Resources

At the end of the period under review, current assets aggregated $934,868, compared with current liabilities of $261,604, netting a working capital position in excess of $670,000 -- resulting in a strong 3.6 current ratio (current assets vs. current liabilities).

Share Capital Analysis

As at the date of this MD&A, the share capital of the Company consisted exclusively of 33,086,725 common shares, compared with 27,922,271 common shares at the end of the comparable period last year. There are currently no dilutive securities outstanding or committed for issue, including, without limitation, senior or convertible securities nor share purchase warrants or options on the Company's share capital.

Quarterly Information

Due to the nominal start-up status of the Company's ongoing business operations since the Theralase Inc. acquisition transaction, comparisons between the Company's current period under review, and the 8 prior quarterly periods, are not considered meaningful.

Segmented Information

The statements and projections herein are to be understood as being limited to one reportable operating segment which, for the purposes of this MD&A, comprises the manufacturing and sales of the Company's therapeutic medical laser equipment, largely in the North American market, without any differentiation as to geographic areas or locations. Manufacturing and marketing affiliations are under examination and negotiation in the European and Pacific Rim markets, but no firm business arrangements have been concluded to date. Management is currently engaged in discussions to market the Company's product line and technology into several international markets, and for special applications, such as acupuncture to practitioners in the Pacific Rim and North America as an adjunct therapy in their current patient practices.

Selected Financial Information and Accounting Policies

The unaudited Consolidated Financial Statements for the period ending 31 March 2006, and all other Financial Statements referred to herein, have been prepared in accordance with Canadian generally accepted accounting principles (CGAAP), consistently applied, and all amounts and currencies reported therein, and in this MD&A, are in Canadian dollars, unless otherwise noted. The ongoing accounting policies are more particularly described in the Notes to the audited Consolidated Financial Statements for the fiscal year ending 31 December 2005. Please refer to

the Company's historic annual and quarterly financial statement filings, including material interim Press Releases, on the regulatory website -- **www.SEDAR.com**.

Use of Financial Instruments
The Company has not entered into any conventional or other financial instruments designed to minimize its investment risk, currency risk or commodity risk. No off-balance sheet arrangements have been established nor are there any pending proposals or indicated business requirements to this effect.

Transactions with Related Parties
The Company's related party transactions deal primarily with payments of routine professional fees for essential corporate accounting (2005-$6,500; 2004-$6,000) rendered by the Company's Secretary-Treasurer. The Company's Chairman received no remuneration from the Company for the period under review and for the prior year. Such fees and payments are payable on an annual basis and are more particularly described in the Notes to the audited Consolidated Financial Statements for the year ending 31 December 2005.

The Company also pays remuneration to Directors based on payments of $250 for each Director's Meeting attended in person or by way of telephone conference call, plus out-of-pocket expenses incurred in connection with attendance at such Meetings, or otherwise in furtherance of their duties as Directors. No Director or corporate officer is currently indebted to the Company, nor have they been indebted to the Company during 2005 or during the year 2006 to date.

Regulatory, Environmental and Other Risk Factors
The Company is not directly engaged in business or other operations which are subject to laws and regulations pertaining to environmental and health and safety matters, nor to political risks which are outside the Company's control. When the Company becomes directly engaged in such business operations, it will be committed to programs of environmental protection on all of its operating sites in accordance with governing national and international standards. Its current medical device business operations are managed by personnel that the Company considers professional, experienced and competent to fully comply with the relevant regulatory and environmental regulations.

The Company is directly and indirectly engaged in the design, manufacture, sale and marketing of therapeutic medical laser equipment, a category of medical device which is subject to regulatory oversights, audits and controls by various national regulatory agencies (FDA and Health Canada) and authoritative quality standards bodies (UL, CDA, ISO and QMI), all with strict quality certification procedures. The Company is in full compliance with all the governing regulatory and quality standards approval requirements pertaining to the medical laser devices it currently designs, manufactures, sells and markets.

Outlook
Management considers that the Company's future corporate growth will be enhanced by the expanding commercial development of the primary laser technology platform employing its proprietary Theralase laser technology and through commercialization of several current research and development initiatives. The proprietary Theralase laser technology will be employed to provide the Company with revenue growth in several essential, diverse and expanding healthcare sectors -- firstly, in neural muscular skeletal pain management; and secondly, in wound healing

and bone regeneration, including osteoporosis treatment. Additionally, the Company's current research and development initiatives; specifically, combining our laser Biofeedback Technology and Photo Dynamic Therapy (PDT) Technology (activation of Photo Dynamic Compounds -- PDC's employing Theralase laser technology to target and destroy cancerous tumours, with a minimally invasive methodology) will be the platform technology to launch the Company into new markets (cancer therapy) to further expand revenue growth.

Theralase is also actively involved in expanding our product line by designing and manufacturing Theralase laser equipment capable of servicing the full range of applications from the low-end home care market through to larger professional practices. The indicated purchase price of these new products is presently estimated to be from about 5% to 150% of the currently established "Professional" model price.

Volume retail marketing is planned for the "Consumer" model, currently designed to be priced for the retail mass market; a working prototype for our "Consumer" product line is already available. This unit's therapeutic capability will match that of the "Professional" model -- but considerably more patient treatment time will be required for at-home self-treatments. The unit has been designed to ensure its safety and efficacy of operation. The indicated retail price is targeted to be in the $750 per unit range, subject to further price reductions as production volumes expand with the market.

On Behalf of the Board:
per: S. Donald Moore; Chairman
19 May 2006

Forward-Looking Statements

Certain statements contained or incorporated in this MD&A which deal with the Company's financial condition and operating results, include information, analyses and projections as to future corporate developments which are currently in the planning stage, and on the projected operating financial performance of the Company, which constitute forward-looking statements. Such forward-looking statements, made with special reference to the Company's ongoing technologically complex healthcare and medical device research and development efforts, which may include in-house and independent clinical trials, testing new medical technologies and their applications, involve known and unknown risks and uncertainties that could cause actual events and results to differ materially from those estimated or anticipated which may have been implied or expressed in such forward-looking statements. No conclusions as to the successful outcome of the ongoing and planned research and development projects in which the Company is involved are intended or implied nor can they be foreseen or predicted prior to definitive corporate announcements as to their outcome.

Furthermore, the forward-looking statements contained in this MD&A are made as of the date hereof and the Company does not undertake any obligations to update publicly or to revise any of the included forward-looking statements, except whether as a result of new information, future events, or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

THERALASE TECHNOLOGIES INC.

Consolidated Financial Statement
Unaudited March 31, 2005
Audited December 31, 2004

NOTICE TO READER

The accompanying unaudited interim Consolidated Financial Statements of THERALASE TECHNOLOGIES INC., (the "Corporation") for the period ended 31, March 2006 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Corporation. These statements have not been reviewed by the Corporation's external audit and should be read in conjunction with the audited Consolidated Financial Statements of the Company, and the Notes thereto, for the fiscal year ending 31, December 2005.

Dated: May 23, 2006

Signed "Roger White"

Roger White, P.Eng.
President and Chief Executive Officer

Signed "Kristina Hachey"

Kristina Hachey, C.G.A.
Chief Financial Officer

THERALASE TECHNOLOGIES INC.

Consolidated Balance Sheets
As at March 31, 2006 and December 31, 2005

	Unaudited March 31, 2006	Audited December 31, 2005
Assets		
Current		
Cash and cash equivalents	$ 88,266	$ 16,710
Short-term investment	264,526	314,505
Accounts receivable	363,623	253,798
Inventory	182,752	167,535
Prepaid expenses	35,701	27,632
	934,868	780,180
Property, plant and equipment	61,529	65,457
Patents & Trademarks	153,349	168,694
Research and Development Costs	282,301	215,101
FDA Clinical Study	433,442	458,924
Goodwill	1,861,078	1,861,078
	$ 3,726,567	**$ 3,549,433**
Liabilities		
Current liabilities		
Bank loan	$ 105,000	$ 30,000
Accounts payable and accrued liabilities	156,604	128,990
	261,604	158,990
Shareholder's Equity		
Share Capital (Note 4)	6,325,317	6,325,317
Contributed Surplus	1,806,760	1,806,760
Deficit	(4,667,114)	(4,741,633)
	3,464,963	3,390,444
	$ 3,726,567	**$ 3,549,434**

Responibility for Financial Statements

The accompanying unaudited Consolidated Financial Statements for Theralase Technologies Inc. have been prepared by Management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2005 audited Consolidated Financial Statements. These statements have been presented on the accrual basis of accounting. Management is satisfied that these Consolidated Financial Statements have been Presented fairly.

Signed "Roger White"	Signed "Kristina Hachey"
Chief Executive Officer	Chief Financial Officer / Date
Roger White, P. Eng.	Kristina Hachey, C.G.A.

THERALASE TECHNOLOGIES INC.

Consolidated Statement of Operations and Defecit
(Prepared from the Books of Account)
Unaudited

3 months ending March 31

		2006		2005
Revenue				
Product Sales	$	319,595	$	192,138
Clinic Services		14,749		5,568
		334,344		197,706
Cost of Sales		68,929		54,411
Gross Margin		265,415		143,295
Operating Expenses				
Selling		12,916		26,819
Administrative		137,819		109,491
Interest		1,652		3,638
Amortization		40,704		14,227
		193,091		154,175
Income (loss) before the following		72,324		(10,880)
Interest Earned		2,195		2,406
Income (loss) before income taxes		74,519		(8,474)
Income taxes		-		-
Net income (loss) for the period		74,519		(8,474)
Deficit, beginning of period		(4,741,633)		(4,754,522)
Deficit, end of period	$	(4,667,114)	$	(4,762,996)
Earnings (loss) per share	$	0.002252	$	(0.000303)

THERALASE TECHNOLOGIES INC.

Consolidated Statement of Cash Flows
(Prepared from the Books of Account)
Unaudited

3 months ending March 31

	2006	2005
Cash flows from operating activities		
Net income	$ 74,519	$ (8,474)
Items not involving cash		
Amortization	40,704	14,227
	115,223	5,753
Change in non cash working capital		
Accounts receivable	(109,825)	(9,806)
Investment tax credits receivable	-	22,859
Inventory	(15,217)	7,610
Prepaid expenses	(8,069)	(9,261)
Accounts payable and accrued liabilities	27,614	(12,103)
	9,726	5,052
Cash flows from investing activities		
Short-term investment	49,979	(44)
Purchase of property, plant and equipment	-	(1,623)
Purchase of research and development	(59,532)	-
Purchase of patents and trademarks	(3,617)	(12,582)
Purchase of FDA study	-	(4,316)
	(13,170)	(18,565)
Cash flows from investing activities		
Bank loan advance	75,000	1,544
Advances from (to) shareholders	-	(835)
	75,000	709
Increase (Decrease) in cash	71,556	(12,804)
Cash, beginning of period	16,710	38,528
Cash, end of period	$ 88,266	$ 25,724

THERALASE TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

March 31, 2005 – Unaudited

Accounting Policies

1. The Management of Theralase Technologies Inc. ("the Company") has prepared the unaudited Consolidated Financial Statements for the three months ended March 31, 2006 in accordance with Canadian generally accepted accounting principles. These financial statements should be read in conjunction with the audited December 31, 2005 Consolidated Financial Statements.

2. These unaudited interim Consolidated Financial Statements follow the same accounting policies as the December 31, 2005 Audited Consolidated Financial Statements.

3. Certain comparative figures for the period may have been reclassified to current period's presentation.

4. At March 31, 2006, there were 33,086,725 (March 31, 2005 – 27,922,271) common shares issued and outstanding.

NOTICE TO READER

The accompanying unaudited interim Financial Statements of THERALASE TECHNOLOGIES INC., (the "Corporation") for the period ended 31 March 2006 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Corporation. These statements have not been reviewed by the Corporation's external auditors and should be read in conjunction with the audited Financial Statements of the Company, and the Notes thereto, for the fiscal year ending 31 December 2005.

Dated: 17 May 2006

(signed)

"Roger White"
Chief Executive Officer

(signed)

"Kristina Hachey"
Chief Financial Officer

Modified Form 52-109F2
Certification of Interim Filings

I, **Roger White**, Chief Executive Officer of **Theralase Technologies Inc.,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Theralase Technologies Inc.**, (the issuer) for the interim period ending 31 March 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: 17 May 2006

Signed:

" Roger White"
Chief Executive Officer

Modified Form 52-109F2
Certification of Interim Filings

I, **Kristina Hachey**, Chief Financial Officer of **Theralase Technologies Inc.,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Theralase Technologies Inc.**, (the issuer) for the interim period ending 31 March 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: 17 May 2006

Signed:

" Kristina Hachey"
Chief Financial Officer